CIRCLE STAR ENERGY CORP.
7065 Confederate Park Road, Suite 102
Fort Worth, Texas 76108

April 1, 2013

VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington DC 20549

Re:	WITHDRAWAL OF REGISTRATION STATEMENT ON FORM S-1 SEC Registration No.: 333-184364 Initial Filing Date: October 11, 2012

To: Division of Corporation Finance:

Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the “1933 Act”), submitted electronically via the EDGAR system, please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the “SEC”) for an order permitting Circle Star Energy Corp. (the “Registrant”) to withdraw its Registration Statement on Form S-1 (SEC Registration No.: 333-184364)  initially filed by the Registrant on October 11, 2012   (the “Registration Statement”).

The Registration Statement has not been declared effective by the SEC and no securities have been sold in connection with the Registration Statement. The withdrawal is being sought by the Registrant because the Registrant has terminated its engagement with Ladenburg Thalmann & Co. Inc. and intends to pursue alternative financing arrangements. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal.

If you have any questions, please do not hesitate to contact our securities counsel, Dorsey & Whitney LLP, Kenneth Sam at 303-629-3445.

Sincerely,

Circle Star Energy Corporation

/s/ S. Jeffrey Johnson
S. Jeffrey Johnson, Chief Executive Officer